Filed by Orthofix Medical Inc.

(Commission File No. 0-19961)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SeaSpine Holdings Corporation

(Commission File No. 001-36905)

The following presentation was issued by Orthofix Medical Inc. (“Orthofix”) and SeaSpine Holdings
Corporation (“SeaSpine”) on October 11, 2022.

Stronger Together: Building a Leading Global Spine & Orthopedics Company October 11, 2022

Forward-Looking Statements This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide Orthofix’s and SeaSpine’s respective management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident,” “on track” and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, tax rates, R&D spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the proposed merger, including estimated synergies and cost savings resulting from the proposed merger, the expected timing of completion of the proposed merger, estimated costs associated with such transaction and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which Orthofix and SeaSpine operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, and the levels of market demand in the health care segments in which our products are purchased and utilized; (2) challenges in the development, regulatory approval, commercialization, reimbursement, market acceptance, performance and realization of the anticipated benefits of new products of the combined company; (3) the scope, nature, impact or timing of the proposed merger, including among other things the integration of the businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs and expenses; (4) future levels of indebtedness, capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) delays and disruption in delivery of materials and services from suppliers; (7) cost reduction efforts and restructuring costs and savings; (8) new business and investment opportunities; (9) the ability to realize

Forward-Looking Statements (continued) the intended benefits of organizational changes; (10) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (11) the effect of changes in political conditions in the U.S. and other countries in which Orthofix, SeaSpine and the businesses of each operate, including the effect of changes in U.S. healthcare policies, on general market conditions in the near term and beyond; (12) the effect of changes in tax, regulatory and other laws and regulations in the U.S. and other countries in which Orthofix, SeaSpine and the businesses of each operate; (13) negative effects of the announcement or pendency of the proposed merger on the market price of Orthofix and/or SeaSpine’s respective common stock and/or on their respective financial performance; (14) the ability of the parties to receive the required regulatory approvals for the proposed merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approvals of Orthofix’s and SeaSpine’s shareholders and to satisfy the other conditions to the closing of the merger on a timely basis or at all; (15) the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; (16) risks relating to the value of the Orthofix shares to be issued in the proposed merger, significant transaction costs and/or unknown liabilities; (17) the possibility that the anticipated benefits from the proposed merger cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (18) risks associated with transaction-related litigation; (19) the possibility that costs or difficulties related to the integration of Orthofix’s and SeaSpine’s operations will be greater than expected; (20) the ability of the combined company to retain and hire key personnel; (21) the intended qualification of the merger as a tax-free reorganization to Orthofix and SeaSpine shareholders for U.S. federal income tax purposes; and (22) the impact of the proposed merger on the respective businesses of Orthofix and SeaSpine. There can be no assurance that the proposed merger will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of Orthofix and SeaSpine on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission (the “SEC”) from time to time. Any forward-looking statement speaks only as of the date on which it is made, and Orthofix and SeaSpine assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Important Additional Information and Where to Find It In connection with the proposed transaction, Orthofix intends to file with the SEC a registration statement on Form S-4, which will include a document that serves as a prospectus of Orthofix and a joint proxy statement of Orthofix and SeaSpine (the “joint proxy statement/prospectus”). Each party also plans to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to Orthofix’s shareholders and SeaSpine’s shareholders. Investors and securityholders may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Orthofix and SeaSpine with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Orthofix with the SEC will be available free of charge on Orthofix’s website at http://ir.orthofix.com/ or by contacting Orthofix’s Investor Relations at (214) 937-3190. Copies of the documents filed by SeaSpine with the SEC will be available free of charge on SeaSpine’s website at http://investor.seaspine.com/ or by contacting SeaSpine’s Investor Relations at (415) 937-5402. Orthofix and SeaSpine and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about directors and executive officers of Orthofix is available in the Orthofix proxy statement for its 2022 Annual Meeting, which was filed with the SEC on April 27, 2022. Information about directors and executive officers of SeaSpine is available in the SeaSpine proxy statement for its 2022 Annual Meeting, which was filed with the SEC on April 22, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from Orthofix and SeaSpine as indicated above. Important Additional Information and Where to Find It This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended

Complementary & Compelling Strengths  #1 prescribed bone growth stimulator portfolio in the U.S. Market leading cellular allograft and only Lyograft tissue form Next generation differentiated artificial cervical disc Strong limb reconstruction & deformity correction portfolio Historically strong cash flow with positive EBITDA Unique 7D Flash Surgical Navigation System Rapid product innovation driving market-share taking with 45+ product launches since 2018 Broadest advanced DBM backed by growing body of clinical evidence Rapidly accelerating commercial channel Double-digit revenue growth at >5x market spine growth

Strengthened U.S. & international commercial reach Highly complementary spine & orthopedics portfolios One of the industry’s broadest biologics & regenerative technology offerings Meaningful cross-selling revenue & cost synergies and economies of scale Accelerated adoption of innovative and differentiated technologies across all channels Strong financial profile with enhanced opportunities for fully funded investment Transformational Merger with Significant Strategic & Financial Benefits

What Does This Mean for You? Orthofix and SeaSpine recognize the contributions that you make to our success Values and unifying principles align and advance our mission to deliver innovative, quality-driven solutions to improve mobility Larger company can provide expanded opportunities for employees – together we will be 1,600 strong with products in 68 countries on 6 continents! Until the transaction closes, Orthofix and SeaSpine will continue to be separate, independent companies and operate our businesses as usual

Next Steps Today is Day 1 Transaction is expected to close in the first quarter of 2023 Separate Companies Orthofix and SeaSpine will continue to operate as independent companies and compete in the marketplace Integration Planning Integration team with members of both companies to address how to best bring our companies together Stay Focused Continue to stay focused on day-to-day roles and responsibilities and serving our surgeons and hospital partners

Bringing Our Companies Together – What We Know Combined company leadership Executive Chairman of the Board: Jon Serbousek CEO: Keith Valentine, President & CEO, Member of the Board 9-member Board of Directors: 5 directors and lead independent director appointed by Orthofix; 4 directors appointed by SeaSpine Broader executive team will be selected at a later date and will reflect individuals from both companies Headquarters: Lewisville, Texas with Primary offices in Carlsbad, California and Verona, Italy. Continuing operations in Irvine, CA, Toronto, Canada, Sunnyvale, CA, Wayne, PA, Olive Branch, MS, Maidenhead UK, Munich, Germany, Paris, France, Sao Paulo, Brazil New company name to be announced prior to closing Product and brand names continue now and post closing Jon Serbousek Keith Valentine

How will this merger benefit employees? Both companies are centered around people and our commitment to our stakeholders is as strong as ever Merger is about growth and scale Combined workforce to thrive and expand alongside the growth of the new company Employees will be part of a larger, stronger organization New career opportunities

Will there be changes to teams, reporting structures, staffing levels? No changes through transaction’s close Integration planning will start in coming weeks to identify teams, structure, staffing for combined company Fully expect Orthofix and SeaSpine talent to be reflected in a strong, growing workforce after the transaction closes Some limited change is naturally expected. No changes will happen until after the transaction closes and integration plans have been established.

What happens if my position is impacted? Enhanced severance packages will be in place for positions that may be impacted due to synergies with a minimum of three months’ severance pay, COBRA and out placement services Packages will be calculated based on a number of factors including years of service Communication to any affected individuals will occur in a respectful and timely fashion with as much advance notice as possible. Will keep you updated as decisions are made on teams, reporting structures, staffing levels

What does this mean for my compensation and benefits? Benefits stay same through 2023 Annual performance and merit process will occur as normal Will be examining specifics for the combined company as part of integration planning process Packages for new company designed to attract, retain top talent As a combined company, expect comparable / competitive benefits packages at or above the level they are today

Where will the various product teams fit within the combined company? Orthopedics: This combination means improving more lives and being able to provide more surgeons and hospital partners complete procedural solutions with cutting-edge technology at every level – including within orthopedics. Spine and Biologics: Our product lines are highly complementary, and together we will have a leading spine offering and one of the broadest biologics offerings available. Bone Growth Therapies: Will continue to be a mainstay of the new company. The business has been such an important aspect of our history, growth, and profitability. We see the business segment as a key component of our growth plan and we will invest behind our leadership position with new technologies.

When will we know more? Expect to name integration team leaders in the coming weeks Once the integration teams are in place, their work will start right away Will keep you updated and informed as decisions are made

Stronger Together THANK YOU! Our ability to take this step from a position of strength is a testament to Orthofix and SeaSpine employees. We are excited to bring our two companies together. This transaction significantly advances our mission to deliver innovative, quality-driven solutions that make us a partner of choice for surgeons in their work to improve patient mobility. This combination is about growth and scale – which means more opportunities for employees. We are looking forward to our combined future success!

Stronger Together Questions?